SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For September 9, 2004



                                  CNOOC Limited

                 (Translation of registrant's name into English)
                 -----------------------------------------------



                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

                 -----------------------------------------------

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                 Form 20-F     X         Form 40-F
                           ---------               ----------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                 Yes                            No      X
                      ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                              Interim Report 2004


CONTENTS

2      CHAIRMAN'S STATEMENT

4      KEY FIGURES

5      CONSOLIDATED INCOME STATEMENT

6      CONSOLIDATED BALANCE SHEET

7      STATEMENT OF CHANGES IN EQUITY

8      CONDENSED CONSOLDATED CASH FLOW STATEMENT

9      NOTES TO INTERIM FINANCIAL STATEMENTS

29     INDEPENDENT REVIEW REPORT

30     OTHER INFORMATION

CHAIRMAN'S STATEMENT

During the first half of 2004, we continued to maintain our momentum with an increase in oil and gas production. Benefiting from the strong international oil prices, we saw a significant growth in oil and gas revenues, leading to a record-high level of interim unaudited net profit. In May, we continued to implement our natural gas strategy by completing the acquisition of additional equity interests in the Tangguh LNG Project in Indonesia. From May to July, we repurchased some of our listed shares. By doing so, we hope it helped some of our shareholders to realize the value of their investments as well as helped increase our shareholder's value generally. In addition, we maintained an active exploration program during the period, resulting in a number of successful discoveries and appraisals. Our oil and gas development projects also proceeded on schedule.

Operations Review

During the first half of 2004, our total net oil and gas production reached
58.2 million BOE offshore China, representing an increase of 9.0% over the same period last year. Due to high oil prices our net entitlement production in Indonesia recorded lower volume, amounting to 8.4 million BOE. Overall, we achieved a total net oil and gas production of 66.6 million BOE in the first half of 2004.

Our realized oil price in the first half of 2004 was US$32.18 per barrel, up 12.7% from the corresponding period last year. Our realized natural gas price in the first half of 2004 was US$2.87 per thousand cubic feet.

Owing to the stable production growth and strong oil prices, our oil and gas sales reached RMB16.03 billion during the first half of this year, representing an increase of 13.0% compared to RMB14.18 billion during the same period last year. Coupled with revenues from trading and other activities, we achieved total revenue of RMB24.32 billion during the first half of 2004, representing a significant increase of 35.8% from the RMB17.90 billion achieved during the first half of last year. Our profit before tax for the first half of 2004 was RMB10.26 billion, up 17.4% from RMB8.74 billion for the first half of 2003, and our net profit was RMB7.04 billion during the first half of 2004, representing an increase of 11.2% compared to RMB6.33 billion during the first half of 2003 . Our basic and diluted earnings per share for the first half of 2004 were RMB0.17. According to our dividend policy and considering the future trend of the oil prices, current cash position and future needs of capital investment, the board of directors has decided to declare and pay an interim dividend of HK$0.03 per share and a special interim dividend of HK$0.05 per share.

During the first half of 2004, we recorded three oil discoveries through ours successful exploration activities, all of which were independent crude oil discoveries, namely Bozhong 34-1(No.4), Bozhong 34-1(No.5) and Huizhou 26-3. It is worth noting that Bozhong 34-1(No.4) was both discovered and appraised during the same period. In addition, we completed appraisals of eight discoveries during the first half of 2004. These eight discoveries were Jinzhou 25-1S (oil and gas), Bozhong 34-1(No. 3), Bozhong 34-1(No.4), Qinhuangdao 33-1, Weizhou 12-1 and Liuhua 19-5 (gas) (all of which were our independent discoveries), Penglai 14-3 and Weizhou 12-8 (both of which were discoveries made by our PSC partners).

During this period, we continued to focus on the development of our oil and gas fields. Oilfields WZ12-1N, Qikou 18-2 and Caofeidian 11-1/2 are already on stream. The Bonan gas fields were on trial run and are expected to be on stream soon. Bozhong 25-1S and Huizhou 19-3/2 oilfields will be on stream in the second half of 2004. In addition, Luda 10-1, Nanbao 35-2 and Xihu Trough Chunxiao projects are also proceeding on schedule.

Health, safety and environmental protection have always been of high priority on our agenda. During the first half of 2004, we managed to keep our recordable accident rate and our work hours lost rate at very low levels, which were 0.21 and 0.07, respectively.

Outlook

At present, international and local environment as well as the market conditions are having a positive impact on our operations. During the second half of 2004, we will continue to work hard and maximize shareholders' return. We will also continue to implement our development strategy to achieve production and operations targets for the year. Our key tasks in the second half of the year include:

o Keep our focus steady on attaining our oil and gas production targets for the year, while strengthening cost control on our exploration, production and other operations to maintain our competitive cost structure.

o Continue our active exploration program in offshore China and optimize our exploration plans and targets, to increase our reserves.

o Closely monitor the progress and quality of our existing exploration and production projects, notably the Bozhong 25-1/S and Huizhou 19-3/2 projects which will be on stream during the second half of the year, to meet our development targets.

o Continue to keep health, safety and environmental protection our top priorities.



                                                 Fu Chengyu
                                    Chairman and Chief Executive Officer

                                          Hong Kong, 25 August 2004

Key Figures

                                                  Six months ended 30 June
                                                   2004                  2003

Net profit, million RMB                           7,042                 6,334
Earnings per share, RMB(1)                         0.17                  0.15
EBITDE, million RMB(2)                           13,632                11,344

Total Oil and Gas Sales, million RMB             16,028                14,185
Total Revenue, million RMB                       24,321                17,904

Net Production
  Oil, million barrels                             55.8                  55.6
  Gas, billion cubic feet                          62.2                  47.6
Total, million barrels-of-oil-equivalent           66.6                  63.9

Daily Net Production (BOE)                      365,771               352,780

Note:

(1)  After the one to five stock split

(2) EBITDE refers to earnings before interest income, interest expense, income taxes, depreciation, depletion and amortisation, dismantlement, exploration expenses and exchange gain, net.

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2004
(All amounts expressed in thousands of Renminbi, except per share data)

                                                   Six months ended 30 June
                                           Notes     2004              2003
                                                  (unaudited)       (unaudited)

REVENUE
  Oil and gas sales                          4     16,027,545       14,184,773
  Marketing revenue                          4      8,223,351        3,582,015
  Other income                                         69,742          137,369
                                                --------------  --------------

                                                   24,320,638       17,904,157
                                                --------------  --------------

EXPENSES
  Operating expenses                              (2,094,917)      (1,973,851)
  Production taxes                                  (726,667)        (614,669)
  Exploration expenses                              (550,671)        (391,732)
  Depreciation, depletion
    and amortisation                              (2,647,826)      (2,144,369)
  Dismantlement                                      (99,542)         (67,477)
  Crude oil and product purchases            4    (8,122,807)      (3,543,138)
  Selling and administrative expenses               (464,758)        (500,809)
  Others                                              (4,827)        (103,416)
                                                 (14,712,015)      (9,339,461)

PROFIT FROM OPERATING ACTIVITIES                   9,608,623        8,564,696

  Interest income                                     92,569           91,862
  Interest expenses                          5      (219,823)        (109,312)
  Exchange gain, net                                  56,866           19,553
  Short term investments (loss)/gain, net             (1,863)          57,067
  Share of profits of associates                     185,301          125,208
  Non-operating income/(expense), net                541,683           (6,339)
                                                --------------  --------------

PROFIT BEFORE TAX                                 10,263,356        8,742,735
  Tax                                        6    (3,221,429)      (2,408,259)
                                                --------------  --------------

NET PROFIT                                         7,041,927        6,334,476
                                                --------------  --------------

EARNINGS PER SHARE
  Basic                                      7       RMB0.17          RMB0.15
                                                --------------  --------------

  Diluted                                    7       RMB0.17          RMB0.15
                                                --------------  --------------

DIVIDENDS
  Interim dividend declared                 12     1,308,225        1,220,132
  Special interim dividend declared         12     2,180,375        1,568,741
  Special interim dividend declared
   in place of final 2003 dividend          12     2,617,526                -
                                                --------------  --------------

                                                   6,106,126        2,788,873
                                                 -------------  -------------

CONSOLIDATED BALANCE SHEET

30 June 2004
(All amounts expressed in thousands of Renminbi)

                                                      30 June       31 December
                                             Notes      2004            2003
                                                     (unaudited)    (unaudited)

NON-CURRENT ASSETS
  Property, plant and equipment, net          8     50,721,167      43,123,801
  Investment in associates                           1,212,941       1,117,640
                                                   --------------   ----------

                                                    51,934,108      44,241,441
                                                   --------------   ----------

CURRENT ASSETS
  Accounts receivable, net                    9      3,969,846       4,248,570
  Inventories and supplies                           1,344,373       1,092,926
  Due from related companies                           951,308         756,283
  Other current assets                               1,051,066         757,355
  Short term investments                             5,770,854       5,684,333
  Time deposits with maturities
  over three months                                  7,830,000       2,323,000
  Cash and cash equivalents                          5,075,886      14,400,394
                                                   --------------   ----------

                                                    25,993,333      29,262,861
                                                   -------------- ------------

TOTAL ASSETS                                        77,927,441      73,504,302
                                                   -------------- ------------

NON-CURRENT LIABILITIES
  Long term bank loans                                 870,123         889,575
  Long term guaranteed notes                         8,148,267       8,141,669
  Provision for dismantlement                        2,750,135       2,646,800
  Deferred tax liabilities                           5,574,922       5,783,196
                                                   -------------- ------------

                                                    17,343,447      17,461,240
                                                   -------------- ------------

CURRENT LIABILITIES
  Accounts payable                           10      3,996,736       3,969,922
  Other payables and accrued liabilities             2,755,472       1,955,783
  Current portion of long term bank loans               20,731          20,618
  Due to related companies                             112,639         474,223
  Due to the parent company                             42,102         164,653
  Tax payable                                        2,548,808       2,721,331
                                                   -------------- ------------

                                                     9,476,488       9,306,530
                                                   -------------- ------------

CAPITAL AND RESERVES
  Issued capital                             11        876,619         876,978
  Reserves                                          50,230,887      45,859,554
                                                   -------------- ------------

                                                    51,107,506      46,736,532
                                                   -------------- ------------

TOTAL EQUITY AND LIABILITIES                        77,927,441      73,504,302
                                                   -------------- ------------

Statement of Changes in Equity

30 June 2004
(All amounts expressed in thousands of Renminbi)


                                              Share
                                            premium                              Statutory
                             Issued     and capital                Cumulative    and non-
                             share       redemption   Revaluation  translation distributive  Retained
                             capital        reserve   reserve      reserve       reserve     earnings        Total

(Unaudited)
Balances at 1 January 2003    876,978     20,761,205    274,671     (13,596)   2,232,410   16,436,820    40,568,488
Net profit for the period           -              -          -           -            -    6,334,476     6,334,476
Dividends                           -              -          -           -            -   (2,614,815)   (2,614,815)
Foreign currency
  translation differences           -              -          -         103            -            -           103
                            ---------      ---------  ---------   ---------    ---------    ---------     ---------

Balances at 30 June 2003      876,978     20,761,205    274,671     (13,493)   2,232,410   20,156,481    44,288,252
                            ---------      ---------  ---------   ---------    ---------    ---------     ---------

 (Unaudited)
Balances at 1 January 2004    876,978     20,761,205    274,671      22,647    8,050,489   16,750,542    46,736,532
Repurchases of shares (Note 11)  (359)             -          -           -            -      (55,337)      (55,696)
Transfer of reserve upon
  shares repurchases (Note 11)      -            359          -           -            -         (359)            -
Net profit for the period           -              -          -           -            -    7,041,927     7,041,927
Dividends (Note 12)                 -              -          -           -            -   (2,617,526)   (2,617,526)
Foreign currency
  translation differences           -              -          -       2,269            -            -         2,269
                            ---------      ---------  ---------   ---------    ---------    ---------     ---------

Balances at 30 June 2004      876,619     20,761,564    274,671      24,916    8,050,489   21,119,247    51,107,506
                            ---------      ---------  ---------   ---------    ---------    ---------     ---------


CONDENSED CONSOLIDATED CASH FLOW STATEMENT

30 June 2004
(All amounts expressed in thousands of Renminbi)


                                                            Six months ended 30 June
                                                               2004            2003
                                                        (unaudited)     (unaudited)

Net cash inflow from operating activities                 9,316,835       8,582,401
Net cash used in investing activities                   (15,957,255)     (7,399,991)
                                                        -------------- --------------

Net cash (outflow) / inflow before financing             (6,640,420)      1,182,410
Net cash (outflow) / inflow from financing               (2,684,088)        891,750
                                                        -------------- --------------

Net increase in cash and cash equivalents                (9,324,508)      2,074,160
Cash and cash equivalents at beginning of the period     14,400,394       7,839,114
                                                        -------------- --------------

Cash and cash equivalents at end of the period            5,075,886       9,913,274
                                                        -------------- --------------


NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except numbers of shares and unless otherwise stated)

1.   ORGANISATION AND PRINCIPAL ACTIVITIES CNOOC
     Limited (the "Company") was incorporated in Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold its interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the period ended 30 June 2004, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

     In the opinion of directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

     As at 30 June 2004, the Company had direct or indirect interests in the following principal subsidiaries and associates:



                                                               Percentage of
                                         Place and date of     equity interest     Nominal value of
                                         incorporation/        attributable        issued ordinary
     Name of entity                      establishment         to the Group        share capital         Principal activities

     Directly-held subsidiaries:

     CNOOC China Limited                 Tianjin, the PRC               100%        RMB15 billion         Offshore petroleum
                                         15 September 1999                                                exploration,
                                                                                                          development,
                                                                                                          production, and sale in
                                                                                                          the PRC

     CNOOC International Limited         British Virgin Islands         100%        US$2                  Investment holding
                                         23 August 1999

     China Offshore Oil (Singapore)      Singapore                      100%       S$3 million            Sale and marketing of
       International Pte., Ltd.          14 May 1993                                                      petroleum outside the
                                                                                                          PRC

     CNOOC Finance (2002) Limited        British Virgin Islands         100%       US$1,000               Bond issuance
                                         24 January 2002

     CNOOC Finance (2003) Limited        British Virgin Islands         100%       US$1,000               Bond issuance
                                         2 April 2003

     Indirectly-held subsidiaries*:

     CNOOC Southeast Asia Limited        Bermuda                        100%       US$12,000              Investment holding
                                         16 May 1997

     Malacca Petroleum Limited           Bermuda                        100%       US$12,000              Offshore petroleum
                                         2 November 1995                                                  exploration,
                                                                                                          development and
                                                                                                          production in
                                                                                                          Indonesia

     *    Indirectly held through CNOOC International Limited.



1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

                                                               Percentage of
                                          Place and date of    equity interest     Nominal value of
                                          incorporation/       attributable        issued ordinary
     Name of entity                       establishment        to the Group        share capital         Principal activities

     Indirectly-held subsidiaries* (continued):

     OOGC Malacca Limited                Bermuda                        100%       US$12,000               Offshore petroleum
                                         2 November 1995                                                   exploration,
                                                                                                           development and
                                                                                                           production in
                                                                                                           Indonesia

     OOGC America, Inc.                  State of Delaware,             100%       US$1,000                Investment holding
                                         United States of America
                                         2 September 1997

     CNOOC ONWJ Ltd.                     Labuan, F.T.,                  100%       US$1                    Offshore petroleum
                                         Malaysia                                                          exploration,
                                         27 March 2002                                                     development and
                                                                                                           production in
                                                                                                           Indonesia

     CNOOC SES Ltd.                      Labuan, F.T.,                  100%       US$1                    Offshore petroleum
                                         Malaysia                                                          exploration,
                                         27 March 2002                                                     development and
                                                                                                           production in
                                                                                                           Indonesia

     CNOOC Poleng Ltd.                   Labuan, F.T.,                  100%       US$1                    Offshore petroleum
                                         Malaysia                                                          exploration,
                                         27 March 2002                                                     development and
                                                                                                           production in
                                                                                                           Indonesia

     CNOOC Madura Ltd.                   Labuan, F.T.,                  100%       US$1                    Offshore petroleum
                                         Malaysia                                                          exploration,
                                         27 March 2002                                                     development and
                                                                                                           production in
                                                                                                           Indonesia

     CNOOC Blora Ltd.                    Labuan, F.T.,                  100%       US$1                    Onshore petroleum
                                         Malaysia                                                          exploration,
                                         27 March 2002                                                     development and
                                                                                                           production in
                                                                                                           Indonesia

     *    Indirectly held through CNOOC International Limited.




1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

                                                               Percentage of
                                          Place and date of    equity interest     Nominal value of
                                          incorporation/       attributable        issued ordinary
     Name of entity                       establishment        to the Group        share capital         Principal activities

     Associates:

     Shanghai Petroleum and Natural      Shanghai, the PRC              30%        RMB900 million          Offshore petroleum
       Gas Company Limited               7 September 1992                                                  exploration,
                                                                                                           development,
                                                                                                           production and sale in
                                                                                                           South Yellow Sea and
                                                                                                           East China Sea

     CNOOC Finance Corporation           Beijing, the PRC               31.8%      RMB1,415 million        Deposit-taking and
       Limited                           14 June 2002                                                      money lending
                                                                                                           activities


2.   PRINCIPAL ACCOUNTING POLICIES
     The accompanying interim financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments, and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting".

     The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2003, except for the followings:

     On 16 March 2004, the Company's shareholders approved a five-for-one stock split of the Company's shares (the "Stock Split"). The Stock Split was effected by dividing each of the Company's issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on The Stock Exchange of Hong Kong Limited (the "HKSE") from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of the Company's American Depository Receipt ("ADR") listed on the New York Stock Exchange also changed such that each ADR now represents 100 subdivided common shares of HK$0.02 each, as opposed to 20 common shares of HK$0.10 each prior to the Stock Split. All references in the consolidated financial statements referring to share, share option and per share amounts of the shares of the Company have been adjusted retroactively for the Stock Split.

3.   ACQUISITION
     During the period, the Company acquired from British Gas International Limited ("BG" Group) a 20.767% interest in the Muturi Production Sharing Contract ("Muturi PSC") for a consideration of US$105.1 million (equivalent to approximately RMB869,881,000), subject to a final price adjustment. The purchase increased the Company's interest in the Muturi PSC to 64.767% and its interest in the Tangguh LNG Project increased from 12.5% to 16.96%. The Company completed the acquisition on 13 May 2004.

4.   OIL AND GAS SALES AND MARKETING REVENUE
     Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and government share of allocable share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

     Marketing revenues represent the sale of oil purchased from the foreign partners under the production sharing contracts and revenues from trading of oil through the Company's subsidiary in Singapore. The costs of the oil sold are included in the crude oil and product purchases.

5.   INTEREST EXPENSES
     An amount of approximately RMB61,629,000 (2003: RMB44,348,000) accretion expense for provision for dismantlement is recognised during the period.

6.   TAX

     (i)  Income tax
          The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

          The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempted from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

          The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte., Ltd., is subject to income tax at rates of 10% and 22%, for its oil trading activities and other income-generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% instead of the standard rate of 48% after the application of the Malaysian Tax Treaty as recognised by the Indonesian tax authorities. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

     (ii) Other taxes
          CNOOC China Limited is required to pay the following taxes:

          - production taxes equal to 5% of independent production and production under production sharing contracts; and

          -    business tax of 3% to 5% on other income.

7.   EARNINGS PER SHARE



                                                                    Six months ended 30 June
                                                                          2004                  2003
                                                                   (unaudited)           (unaudited)
     Earnings:
       Net profit for the period and earnings for
         the purpose of basic and diluted earnings per
         share                                                RMB7,041,927,000      RMB6,334,476,000
                                                              ----------------      ----------------

     Number of shares (after the Stock Split):
     Weighted average number of ordinary
       shares for the purpose of basic
       earnings per share before effects of
       shares repurchased                                       41,070,828,275        41,070,828,275

     Effect of shares repurchased                                    (2,644,243)                   -
                                                              -----------------      ---------------

     Weighted average number of ordinary shares
       for the purpose of basic earnings per share               41,068,184,032       41,070,828,275

     Effect of dilutive potential ordinary shares
       under the share option scheme                                 56,093,679           28,525,760
                                                               ----------------      ---------------

     Weighted average number of ordinary shares
       for the purpose of diluted earnings per share             41,124,277,711       41,099,354,035
                                                               ----------------      ---------------

     Earnings per share - Basic                                         RMB0.17              RMB0.15
                                                               ----------------      ---------------

                         - Diluted                                      RMB0.17              RMB0.15
                                                               ----------------      ---------------


8.   PROPERTY, PLANT AND EQUIPMENT, NET
     During the period, additions to the Group's property, plant and equipment amounted to approximately RMB10,272,960,000 (2003: RMB8,585,798,000). The
     amount includes the prepayment made for the Australia's North West Shelf Project ("NWS" Project) interest (note 15 (iii)).

9.   ACCOUNTS RECEIVABLE, NET
     The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2004 and 31 December 2003, substantially all of the accounts receivable were aged within six months.

10.  ACCOUNTS PAYABLE
     As at 30 June 2004 and 31 December 2003, substantially all of the accounts payable were aged within six months.

11.  SHARE CAPTIAL



                                                                                              Issued
                                                       Number of shares Share capital  share capital
                                                                              HK$'000  Equivalent of
                                                                                             RMB'000

     Shares (after the Stock Split)
     Authorised:
       Ordinary shares of HK$0.02 each
         As at 30 June 2004 and 31 December 2003         75,000,000,000     1,500,000
                                                         --------------   -----------

     Issued and fully paid:
       Ordinary shares of HK$0.02 each
         As at 1 January 2003 and 1 January 2004         41,070,828,275       821,417        876,978
       Repurchased and cancelled                            (16,893,000)         (338)         (359)
                                                         --------------   -----------    -----------

       As at 30 June 2004 (unaudited)                    41,053,935,275       821,079        876,619
                                                         --------------   -----------    -----------


     The repurchases of the Company's shares during the period were effected by the directors, pursuant to the mandate from shareholders received at the last annual general meeting.

12.  DIVIDENDS
     On 28 April 2004, the board of directors declared a special interim dividend in place of 2003 final dividend of HK$0.06 per share, totalling HK$2,464,249,697 (equivalent to approximately RMB2,617,526,000) (2003:
     nil). The board of directors also withdrew its recommendation that the Company declared any final or special dividend for the year ended 31 December 2003.

     Subsequent to 30 June 2004, on 25 August 2004, the board of directors declared an interim dividend of HK$0.03 per share (2003: HK$0.028 per share), totalling HK$1,231,618,058 (equivalent to approximately RMB1,308,225,000) (2003: RMB1,220,132,166); and a special interim dividend of HK$0.05 per share (2003: HK$0.036 per share), totalling HK$2,052,696,764 (equivalent to approximately RMB2,180,375,000) (2003:
     RMB1,568,741,357).

13.  SHARE OPTION SCHEME
     The Company has adopted share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval for the recipient of and the number of shares underlying each option. These schemes provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

     On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

     1.   options for an aggregate of 23,100,000 shares have been granted;

     2    the subscription price per share is HK$1.19; and

     3.   the period during which an option may be exercised is as follows:

          (i) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

          (ii) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

     The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

     On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

     1.   options for an aggregate of 44,100,000 shares have been granted;

     2.   the subscription price per share is HK$1.232; and

     3.   the period during which an option may be exercised is as follows:

          (i) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

          (ii) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

          (iii) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

     In view of the amendments to the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

     In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

     Under the 2002 Share Option Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant of share options shall not exceed 1% of the total issued share capital of the Company from time to time.

     According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

     1.   the nominal value of a share;

     2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheet for the five trading days immediately preceding the date of grant of the option; and

     3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of grant of the option.

     On 24 February 2003, the board of directors approved to grant options in respect of 42,050,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$2.108 per share. The market price was HK$2.11 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

     1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

     On 5 February 2004, the board of directors approved a grant of options in respect of 50,700,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$3.152 per share. The market price was HK$3.146 per share preceding the options granted. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

     1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

     The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

     No options granted under the 2002 Share Option Scheme, the 2001 Share Option Scheme and the Pre-Global Offering Share Option Scheme had been exercised since the respective dates of grant and up to the date when the board of directors approved the financial statements.

14.  RELATED PARTY TRANSACTIONS
     Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

     The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, and various other commercial arrangements.

     (i)  Materials, utilities and ancillary services
          CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

     (i) Materials, utilities and ancillary services (continued) The materials, utilities and ancillary services are provided at:

          -    state-prescribed prices;

          - where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or

          - where neither of the prices mentioned above is applicable, at the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

     (ii)  Technical services
           CNOOC China Limited has entered into technical service agreements with certain affiliates of CNOOC. According to the agreements, the Group uses the technical services including:

           -    offshore drilling;

           -    ship tugging, oil tanker transportation and security services;

           - well survey, well logging, well cementation and other related technical services;

           - collection of geophysical data, ocean geological prospecting, and data processing;

           -    platform fabrication service and maintenance; and

          - design, construction, installation and test of offshore and onshore production facilities.

     (iii) Research and development services The Group has revised the original research and development services agreement with CNOOC's subsidiary, China Offshore Oil Research Center, due to the restructure of operation in 2004.

     (iv) Lease and property management services The Group has entered into lease and property management agreements with the affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges are based on the prevailing market rates.

     (v) Sale of crude oil, condensate oil and liquefied petroleum gas The Group sells crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the six months ended 30 June 2004, the total sales amounted to approximately RMB6,504,015,000 (2003: RMB3,710,034,000).

          During the period, the Company, through its wholly owned subsidiary, China Offshore Oil (Singapore) International Pte., Ltd. imported oil into the PRC for trading, using CNOOC's import license. For the six months ended 30 June 2004, the total sales to its customers through such arrangements amounted to approximately RMB77 million (2003:
          RMB558 million). The commission paid by the third party customers to CNOOC for the period amounted to approximately RMB0.5 million (2003:
          RMB3 million).

     (vi) Deposits with CNOOC Finance Corporation Limited The Company entered into a framework agreement with CNOOC Finance Corporation Limited ("CNOOC Finance") on 8 April 2004. Under the framework agreement, the Group utilises the financial services provided by CNOOC Finance, a 31.8% owned associate company of the Company and is also a subsidiary of CNOOC. Such services include placing of the Group's cash deposits with CNOOC Finance, and settlement services for transactions between the Group and other entities including CNOOC and its subsidiaries. The charges by CNOOC Finance for its financial services to the Group are comparable to those charged by PRC banks for similar services.

          For the six months ended 30 June 2004, the maximum outstanding balance for deposits (including interest received in respect of these deposits) placed with CNOOC Finance amounted to RMB3,044 million.

          The following is a summary of significant recurring transactions carried out in the ordinary course of business between the Group and CNOOC and its affiliates.



                                                                      Six months ended 30 June
                                                                          2004                  2003
                                                                   (unaudited)           (unaudited)
                                                                       RMB'000               RMB'000

          Materials, utilities and ancillary services                  388,301               379,123
          Technical services                                         2,225,474             1,368,109
          Research and development services                                503                65,454
          Lease and property management services                        21,702                25,798
                                                                --------------        --------------

                                                                     2,635,980             1,838,484
                                                                --------------        --------------

          Included in:
            Exploration expenses                                       391,086               195,186
            Operating expenses                                         457,275               421,573
            Selling and administrative expenses                         77,018                74,889

            Capitalised under property, plant and equipment          1,710,601             1,146,836
                                                                --------------        --------------

                                                                     2,635,980             1,838,484
                                                                ---------------       --------------

15.  COMMITMENTS AND CONTIGENCIES

     (i)  Capital commitments
          As at 30 June 2004, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

                                               30 June 2004  31 December 2003
                                                (unaudited)         (audited)
                                                    RMB'000           RMB'000

          Contracted for                          4,891,698         2,534,468
          Authorised, but not contracted for     17,075,175        17,489,791

          As at 30 June 2004, the Group had unutilised banking facilities amounted to approximately RMB27,455,229,500 (2003:
          RMB32,455,229,500).

          The Group has no significant contingent liabilities as at 30 June 2004 and 31 December 2003.

     (ii) Operating lease commitments
          Operating lease commitments as at 30 June 2004 amounted to approximately RMB25,549,000 (2003: RMB20,396,000) and were due as follows:

                                                30 June 2004  31 December 2003
                                                 (unaudited)         (audited)
                                                     RMB'000           RMB'000

          Commitments due:
            - Within one year                         16,771            17,222
            - After one year, but within two           8,778             3,174
              years                              -----------     -------------

                                                      25,549            20,396
                                                 -----------     -------------


    (iii) Commitment to invest in Australia's gas project
          On 15 May 2003, the Company entered into an equity sale and purchase agreement (the "Agreement") with the existing North West Shelf partners to acquire an interest in the upstream production and reserves of the NWS Project. Under the Agreement, the Company will acquire an interest of approximate 5.3% in the NWS Project and a 25% stake in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. According to the Agreement, the Company has the right to acquire more interest in the NWS Project should the final quantity of LNG committed under the LNG supply agreement to the facilities in Guangdong Province be increased. The total consideration of the acquisition is US$348 million, subject to certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, have been fulfilled. In addition, the Company will be required to make an upfront tariff payment relating to certain LNG processing facilities amounted to US$180 million. CNOOC has an equity interest in the Guangdong Province LNG project.

          On 23 December 2003, the Company signed a Deed of Amendment to the Agreement and a Deed of Amendment to the Gas Production and Processing Agreements (the "Deeds") and agreed to pay US$483,577,000 representing a 90% deposit of the consideration and tariff payment, to the NWS Project participants by 2 January 2004. The payment was made by the Company on 2 January 2004 and such amount would be refunded to the Company if the acquisition is not completed by 30 June 2004. On 30 June 2004, the deadline for completion was extended to 31 August 2004.

          The consideration paid of approximately US$483,577,000 (equivalent to RMB4,002,519,000) is included as a prepayment in properties, plant and equipment as at 30 June 2004.

     (iv) Commitment to invest in Gorgon Joint Venture
          In October 2003, the Company entered into an agreement with the participants in Gorgon Joint Venture to place a significant volume of Gorgon LNG to supply the growing Chinese market. Subject to the completion of formal contracts, the Company will purchase a certain equity stake in the Gorgon gas development and its parent company, CNOOC, will arrange to purchase LNG directly from Gorgon.

     (v)  Financial instruments
          As at 30 June 2004, the Group had a currency swap contract with a financial institution to sell United States dollars in exchange for Japanese Yen in order to hedge against future repayments of certain Japanese Yen denominated loans. The hedged Japanese Yen loans bore interest at a fixed rate of 4.5% per annum. The interest stipulated in the swap contract for the United States dollars was the floating LIBOR rate.

          The details of the exchange are as follows:

                          30 June 2004                   30 June 2003
                                     Weighted                       Weighted
                     Notional         average       Notional         average
                     contract     contractual       contract     contractual
                       amount   exchange rate         amount   exchange rate
                   (JPY `000)     (JPY / US$)     (JPY `000)     (JPY / US$)




          Year
          2003              -               -        135,735           95.00
          2004        135,735           95.00        271,470           95.00
          2005        271,470           95.00        271,470           95.00
          2006        271,470           95.00        271,470           95.00
          2007        271,470           95.00        271,470           95.00

16.  SEGMENT INFORMATION
     The Group is involved in the upstream operating activities of the petroleum industry which comprises production sharing contracts with foreign partners, and independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately.

     The following table presents revenue and profit information for the Group's business segments.



                                                                Production
                                   Independent                  sharing                  Trading
                                   operations                  contracts                 Business
                               Six months ended             Six months ended           Six months ended
                                   30 June                      30 June                    30 June
                              2004           2003          2004          2003         2004         2003
                          (Unaudited)     (Unaudited)   (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)
                              RMB'000         RMB'000       RMB'000       RMB'000     RMB'000       RMB'000
Segment revenue
Sales to external
customers:
  Oil and gas sales         6,820,277       5,610,606     9,207,268     8,574,167           -             -
  Marketing revenues                -               -             -             -   8,223,351     3,582,015
Other income                    6,387           5,941        63,355       131,428           -             -
                            ---------       ---------     ---------     ---------   ---------     ---------
Total                       6,826,664       5,616,547     9,270,623     8,705,595   8,223,351     3,582,015
Segment results
Net profit                  4,081,059       3,576,018     5,275,654     4,913,990     100,544        38,877



                              Unallocated                  Consolidated
                             Six months ended            Six months ended
                                  30 June              30 June        30 June
                             2004        2003          2004           2003
                          (Unaudited) (Unaudited)   (Unaudited)    (Unaudited)
                             RMB'000      RMB'000      RMB'000        RMB'000
Segment revenue
Sales to external
customers:
  Oil and gas sales                -            -    16,027,545     14,184,773
  Marketing revenues               -            -     8,223,351      3,582,015
Other income                       -            -        69,742        137,369
                           ---------   ----------   -----------     ----------
Total                              -            -    24,320,638     17,904,157
Segment results
Net profit                (2,415,330) (2,194,409)     7,041,927      6,334,476




     Approximately 66% of the total revenue of the Group is contributed by the PRC customers. The Group's activities are conducted primarily in the PRC and Indonesia.

17.  ADDITIONAL FINANCIAL INFORMATION
     As at 30 June 2004, net current assets and total assets less current liabilities of the Group amounted to approximately RMB16,516,845,000 and RMB68,450,953,000 (2003: RMB19,956,331,000 and RMB64,197,772,000)
     respectively.

18.  SUBSEQUENT EVENTS
     Subsequent to 30 June 2004, the Company repurchased and cancelled 1,560,000 ordinary shares on the Stock Exchange of Hong Kong in July 2004, for a total consideration of HK$5,122,992 (equivalent to RMB5,434,982).

19.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP
     The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

     (a)  Net profit and equity
          (i)  Revaluation of land and buildings
               The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the six months ended 30 June 2004 was approximately RMB4,578,000 (2003: RMB4,578,000). Under U.S.
               GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation are recognised under U.S. GAAP.

          (ii) Short term investments
               According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in the current period earnings. According to U.S. GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Under U.S. GAAP, related unrealised gains and losses on available-for-sale securities are excluded from current period earnings and included in other comprehensive income.

         (iii) Impairment of long-lived assets
               Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

               Under U.S. GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

         (iii) Impairment of long-lived assets (continued)
               SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

               In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under U.S. GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

               For the six months ended 30 June 2004, no impairment was recognised under Hong Kong GAAP and U.S. GAAP.

          (iv) Stock compensation schemes
               As described in note 13 to the interim financial statements, as at 30 June 2004, the Group had three stock option schemes. Prior to 31 December 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Since certain of the options granted under those plans had an exercise price below the market value of the underlying common stock on the date of grant, stock-based employee compensation costs of RMB1,316,000 for the 6 months ended 30 June 2003 was reflected in previously reported results. During 2003, the company adopted the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB statement No. 148, for stock-based employee compensation. All prior periods presented have been restated to reflect the compensation cost that would have been recognised had the recognition provisions of Statement 123 been applied to all awards granted to employees after 1 January 1995. Accordingly, compensation costs recognised for the stock option schemes amounted to RMB24,474,000 for the six months ended 30 June 2004 (2003: RMB12,832,000).

          (iv) Stock compensation schemes (continued)
               Weighted average fair value of the options at the grant dates for award under the schemes was HK$0.84 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2%; an expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. Weighted average exercise price of the stock options was HK$1.75 per share.

          (v)  Acquisition of CNOOC Finance
               Under Hong Kong GAAP, the Company adopted the purchase method to account for the acquisition of 31.8% equity interest in CNOOC Finance in December 2003. Under the purchase method, the acquired results are included in the consolidated results of operations of the Company from the date of the acquisition.

               As the Company and CNOOC Finance are under common control of CNOOC, under U.S. GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for U.S. GAAP purpose.

          The effects on net profit and equity of the above significant differences between Hong Kong GAAP and U.S. GAAP are summarised below:


                                                                               Net profit
                                                                        Six months ended 30 June
                                                                          2004             2003
                                                                   (unaudited)      (unaudited)
                                                                       RMB'000          RMB'000
                                                                                     (Restated)
          As reported under Hong Kong GAAP                           7,041,927        6,334,476

          Impact of U.S. GAAP adjustments:
          -    Reversal of additional depreciation, depletion and
                 amortisation charges arising from the
                 revaluation surplus on land and buildings               4,578            4,578
          -    Unrealised loss/(gain) from available-for-sale
                 marketable securities                                  50,443         (55,734)
          -    Realised holding (loss)/gain from available-for-sale
                 marketable securities                                 ( 1,335)          10,238
          -    Recognition of stock compensation cost                  (24,474)         (12,832)
          -    Equity accounting for the results of CNOOC Finance            -           16,538
                                                                   -------------   --------------

          Income before cumulative effect of change in
            accounting policy for dismantlement liabilities          7,071,139        6,297,264
                                                                   -------------   --------------

          Cumulative effect of change in accounting policy for
            dismantlement liabilities                                        -          436,112
                                                                   -------------   --------------

          Net profit as restated under U.S. GAAP                     7,071,139        6,733,376
                                                                   -------------   --------------

          Net profit per share under U.S. GAAP (after the Stock Split)

          -    Basic

               Before cumulative effect of change in accounting
                 policy for dismantlement liabilities                  RMB0.17          RMB0.15
               Cumulative effect of change in accounting policy for
                 dismantlement liabilities                                   -          RMB0.01
                                                                   -------------   --------------

                                                                       RMB0.17          RMB0.16
                                                                   -------------   --------------

          -    Diluted

               Before cumulative effect of change in accounting
                 policy for dismantlement liabilities                  RMB0.17          RMB0.15
               Cumulative effect of change in accounting policy for
                 dismantlement liabilities                                   -          RMB0.01
                                                                   -------------    --------------

                                                                       RMB0.17          RMB0.16
                                                                   -------------    --------------



                                                                                Equity
                                                                       30 June      31 December
                                                                          2004             2003
                                                                   (unaudited)        (audited)
                                                                       RMB'000          RMB'000
          As reported under Hong Kong GAAP                          51,107,506       46,736,532
          Impact of U.S. GAAP adjustments:
          - Reversal of revaluation surplus
              on land and buildings                                   (274,671)        (274,671)
          - Reversal of additional accumulated
              depreciation, depletion and amortisation
              charges arising from the revaluation surplus
              on land and buildings                                     39,629           35,051
          - Equity accounting for the results of
              CNOOC Finance                                                  -           41,576
          - Dividend distribution made by
              CNOOC Finance to CNOOC                                         -          (41,576)
                                                                   -------------   --------------

          As restated under U.S. GAAP                               50,872,464       46,496,912
                                                                   -------------   --------------


     (b)  Comprehensive income
          According to SFAS No. 130 "Reporting comprehensive income", it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under U.S. GAAP, are included in comprehensive income and excluded from net income.

                                                                       Six months ended 30 June
                                                                          2004              2003
                                                                   (unaudited)       (unaudited)
                                                                       RMB'000           RMB'000
                                                                                      (Restated)

          Net income under U.S. GAAP                                 7,071,139         6,733,376
          Other comprehensive income:
            Foreign currency translation adjustments                     2,269               103
            Unrealised (loss) / gain on short term investments         (50,443)           55,734
            Less: Reclassification adjustment for realised
                    loss/(gain) included in net income                   1,335           (10,238)
                                                                   -------------    --------------

                                                                     7,024,300         6,778,975
                                                                   --------------   --------------

     (c)  Derivative financial instruments
          The Group had a currency swap contract with a financial institution to sell US$ in exchange for JPY in order to hedge certain JPY denominated loan repayments in the future. In accordance with SFAS No. 133 "Accounting for derivatives instruments and hedging activities", the derivative contract was recorded as "Other payables and accrued liabilities" in the accompanying consolidated balance sheet at fair value. For the six months ended 30 June 2004, the Group recognised related changes in fair value, a gain of RMB1,055,000 (2003: RMB1,500,000), and included the amount in "Exchange gain, net" in the consolidated income statement.

          During the period, the Group also had into interest rate swap agreements to partially hedge the fixed-rate debt for interest rate risk exposure management purposes with notional contract amount of US$200 million. The interest rate swap agreements utilised by the Company effectively modifies the Company's exposure to interest risk by converting the Company's fixed-rate debt to a floating rate. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The interest rate swap agreements were settled during the period and the total net gain as at 30 June 2004 was approximately RMB84,168,000 (2003:nil).

20.  APPROVAL OF INTERIM FINANCIAL STATEMENTS

     The interim financial statements for the six months ended 30 June 2004 were approved and authorised for issue by the board of directors on 25 August 2004.

Independent Review Report

[GRAPHIC OMITTED]

To the board of directors
CNOOC Limited

We have been instructed by CNOOC Limited (the "Company") to review the interim financial report of the Company and its subsidiaries (collectively as the "Group") for the six months ended 30 June 2004 set out on pages 5 to 28.

RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED
We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION
On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2004.




Ernst & Young
Certified Public Accountants

Hong Kong
25 August 2004

Other Information

DIRECTORS' INTERESTS

As at 30 June 2004, the interests of the Directors and the chief executive of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Listing Rules comprised only the personal interests in options to subscribe for shares in the Company.

During the six months ended 30 June 2004, the Directors and employees of the Group had the following personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company:



                  No. of shares   No. of shares
                     involved in   involved in                   Closing price per share
                     the options    the options                  immediately before the
                     outstanding    outstanding                    date on which the
                at the beginning  at the end of                   options  were granted
Name of Grantee    of the period  the period*Date of Grant             (HK$)*       Exercise Price
                                                                    Before                    (HK$)*
                                                                  adjusted     Adjusted
                                                              as per Share as per Share
                                                               Subdivision  Subdivision

Directors:
Fu Chengyu               350,000      1,750,000   12 Mar 2001            -            -         1.19
                         350,000      1,750,000   27 Aug 2001         7.30         1.46        1.232
                         230,000      1,150,000   24 Feb 2003        10.45         2.09        2.108
                         500,000      2,500,000    5 Feb 2004        15.65         3.13        3.152

Jiang Long Sheng         280,000      1,400,000   12 Mar 2001            -            -         1.19
                         230,000      1,150,000   27 Aug 2001         7.30         1.46        1.232
                         230,000      1,150,000   24 Feb 2003        10.45         2.09        2.108
                         230,000      1,150,000    5 Feb 2004        15.65         3.13        3.152

Zhou Shouwei             280,000      1,400,000   12 Mar 2001            -            -         1.19
                         350,000      1,750,000   27 Aug 2001         7.30         1.46        1.232
                         350,000      1,750,000   24 Feb 2003        10.45         2.09        2.108
                         350,000      1,750,000    5 Feb 2004        15.65         3.13        3.152

Luo Han                  280,000      1,400,000   12 Mar 2001            -            -         1.19
                         230,000      1,150,000   27 Aug 2001         7.30         1.46        1.232
                         230,000      1,150,000   24 Feb 2003        10.45         2.09        2.108
                         230,000      1,150,000    5 Feb 2004        15.65         3.13        3.152

Chiu Sunghong            230,000      1,150,000    5 Feb 2004        15.65         3.13        3.152

Evert Henkes             230,000      1,150,000    5 Feb 2004        15.65         3.13        3.152

Erwin Schurtenberger     230,000      1,150,000    5 Feb 2004        15.65         3.13        3.152

Kenneth S Courtis        230,000      1,150,000    5 Feb 2004        15.65         3.13        3.152

Others                 3,430,000     17,150,000   12 Mar 2001            -            -         1.19
                       7,660,000     38,300,000   27 Aug 2001         7.30         1.46        1.232
                       7,370,000     36,850,000   24 Feb 2003        10.45         2.09        2.108
                       7,910,000     39,550,000    5 Feb 2004        15.65         3.13        3.152



* Adjustment has been made to take account of the subdivision of issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each effective on 17 March 2004 ("Share Subdivision").

As at 30 June 2004, no options granted under the share option schemes of the Company had been exercised.

All the interests stated above represent long positions. As at 30 June 2004, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any person during the half year ended 30 June 2004.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL
The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2004, the following corporations had the interests (as defined in the SFO) in the Company set opposite their respective names:

                                                                  Percentage of
                                           Ordinary Shares  Total Issued Shares

(i)    CNOOC (BVI) Limited
       ("CNOOC (BVI)")                     29,000,000,000               70.64%
(ii)   Overseas Oil & Gas Corporation,
       Limited ("OOGC")                    29,000,000,000               70.64%
(iii)  China National Offshore
       Oil Corporation ("CNOOC")           29,000,000,000               70.64%

CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2004, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre- Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1.   options for an aggregate of 4,620,000 shares* have been granted;

2.   the subscription price per share* is HK$5.95; and

3.   the period during which an option may be exercised is as follows:

     (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

     (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

The exercise periods for options granted under the Pre-Global Offering Share Option Scheme ends not later than 10 years from 12 March 2001.

* Taking into account the Share Subdivision, the aggregate number of shares underlying the options granted is equivalent to 23,100,000 and the equivalent subscription price per share is HK$1.19.

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.   options for an aggregate of 8,820,000 shares** have been granted;

2.   the subscription price per share** is HK$6.16; and

3.   the period during which an option may be exercised is as follows:

     (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

** Taking into account the Share Subdivision, the aggregate number of shares underlying the options granted is equivalent to 44,100,000 and the equivalent subscription price per share is HK$1.232.

The exercise period for options granted under the 2001 Share Option Scheme ends not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option is determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

1.   the nominal value of a share;

2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheet for the five trading days immediately preceding the date of grant of the option; and

3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of grant of the option.

On 24 February 2003, the board of directors granted options in respect of 8,410,000 shares to the Company's senior management under the 2002 Share Option Scheme. Taking into account the Share Subdivision, the aggregate number of shares underlying the options granted is equivalent to 42,050,000 and the exercise price per share is HK$2.108 (subject to adjustment). Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme ends not later than 10 years from the date on which the option is granted.

On 5 February 2004, the board of directors grant options in respect of 10,140,000 shares to the Company's senior management under the 2002 Share Option Scheme. Taking into account the Share Subdivision, the aggregate number of shares underlying the options granted is equivalent to 50,700,000 and the exercise price per share is HK$3.152 (subject to adjustment). Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme ends not later than 10 years from the date on which the option is granted.

The Directors are of the view that calculation of the value of the share options granted by the Company during the period depends on a number of variables and can only be made subject to a number of theoretical bases and speculative assumptions. As such, the value of the share options is not presented in this report.

AUDIT COMMITTEE
The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2004 are unaudited, but have been reviewed by Ernst & Young in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Society of Accountants. The interim financial report has been reviewed by the audit committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES
During the six months ended 30 June 2004, the Company purchased listed securities of the Company on the Stock Exchange of Hong Kong as follows:

                         Aggregate number of       Aggregate price paid by the
Date of purchase            shares purchased         Company for the purchase
                                                                 (HK$)

18 May 2004                        5,427,000                15,529,360.50
24 May 2004                        3,450,000                10,682,580.00
17 June 2004                       7,140,000                23,328,522.00
21 June 2004                         876,000                 2,744,420.40

All the shares purchased by the Company have been cancelled.

Save as described above, there was no other purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

CODE OF BEST PRACTICE
None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of the HKSE (the "Listing Rules"), except that the non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with the Company's articles of association.

CODE FOR DEALING IN THE COMPANY'S SECURITIES BY DIRECTORS
The Company has adopted a code of ethics ("Code of Ethics") incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Having made specific enquiry of all directors, the directors confirm that they complied, during the six months ended 30 June 2004, with its Code of Ethics and the required standard set out in the Model Code.

MISCELLANEOUS
The directors are of the opinion that there have been no material changes to the information published in the annual report for the year ended 31 December 2003, other than as disclosed in this Interim Report.

REGISTER OF MEMBERS
The Register of Members of the Company will be closed from 17 September 2004 to 23 September 2004 (both days inclusive) during which no transfer of shares can be registered. In order to qualify for the interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4.00 p.m. on 16 September 2004.

                                                  By Order of the Board
                                                       Cao Yunshi
                                                    Company Secretary

                                                Hong Kong, 25 August 2004
FORWARD-LOOKING STATEMENTS
Certain statements contained in this interim report may be viewed as "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                             CNOOC Limited


                             By:  /s/ Cao Yunshi
                                  -----------------------------
                                    Name: Cao Yunshi
                                    Title:  Company Secretary

Dated: September 9, 2004